Exhibit 4.5

RIGHTS AGREEMENT

THIS RIGHTS AGREEMENT (the “Agreement”) is executed as of this 16th day of November, 2001 (the “Effective Date”), by and among Sabre Investments, Inc., a Delaware corporation (“Sabre”), BCD Technology S.A., a corporation formed under the laws of Luxembourg (“BCD”), and TRX, Inc., a Georgia corporation (the “Corporation”), (Sabre and BCD are collectively referred to as the “Stakeholders” and sometimes individually as a “Stakeholder”). Defined terms not otherwise defined herein are set forth in Article 12.

W I T N E S S E T H:

WHEREAS, the Corporation issued that certain Senior Secured Convertible Promissory Note in favor of Sabre of even date herewith (the “Note”); and

WHEREAS, Sabre has the right to purchase shares of the Corporation’s common stock pursuant to the Warrant Agreement by and between the Corporation and Sabre of even date herewith (the “Warrant”); and

WHEREAS, the Stakeholders and the Corporation believe it to be in the best interest of each Stakeholder and of the Corporation to enumerate each parties rights and obligations in relation to each other including the provision for any future disposition of the common stock of the Corporation owned by the Stakeholders; and

WHEREAS, the Stakeholders and the Corporation desire to have specified involvement in the management of the Corporation for their mutual best interests;

NOW, THEREFORE, in consideration of the promises and mutual obligations contained herein, the parties hereto agree as follows:

ARTICLE 1

RESTRICTIONS UPON THE TRANSFER OF THE STOCK

1.1 No Dispositions Generally. During the term of this Agreement, neither Stakeholder shall have the right to make any Disposition, other than a Permitted Disposition. The Corporation will not cause or permit the transfer of shares of common stock on the transfer records of the Corporation for any Disposition, other than a Permitted Disposition. Any other attempted Disposition shall be void ab initio and shall have no effect whatsoever.

1.2 Permitted Dispositions. A Stakeholder shall have the right to make a Permitted Disposition. “Permitted Disposition” means:

1.2.1 Any Disposition approved by the other Stakeholder;

1.2.2 A Disposition made pursuant to Section 1.3;

1.2.3 A Disposition made pursuant to Section 1.4;

1.2.4 A Disposition made pursuant to Article 6;

1.2.5 A Disposition made pursuant to Section 11.2; and

1.2.6 A Disposition to an Affiliate; provided, however, that Sabre may not make a Disposition to Travelocity.com L.P. or its successors, assigns or direct or indirect wholly owned subsidiaries.

Provided, however, that no Disposition shall be a Permitted Disposition unless the person or entity to whom such shares are transferred (other than an existing shareholder of the Corporation) shall have agreed to be bound by and become a party to this Agreement, as it may be amended from time to time and kept on file with the Corporation.

1.3 First Offer by Sabre.

1.3.1 In the event that Sabre desires to sell any or all of its securities of the Corporation other than the Note (the “Sabre Offered Stock”), unless a Disposition is permitted pursuant to Section 1.2.1, 1.2.4, 1.2.5 or 1.2.6, Sabre agrees to first give written notice to BCD and Hogg (the “Sabre First Offer Notice”) of its intent to sell the Sabre Offered Stock, and to negotiate with BCD and Hogg in good faith the price and corresponding terms of the pro rata purchase by BCD and Hogg of the Sabre Offered Stock. BCD and Hogg shall either jointly or individually provide Sabre with a proposal as to the final price and terms of such purchase by the forty-fifth (45) day after the Sabre First Offer Notice. In the event Sabre accepts a proposal from BCD and/or Hogg (such accepted proposal shall be the “Final Stakeholder Proposal”), each of BCD and Hogg shall have the right to participate pro rata in such purchase regardless of whether it was such party’s proposal that was accepted. In the event that either BCD or Hogg does not purchase its entire pro rata portion of the Sabre Offered Stock, the other of BCD or Hogg shall be notified thereof and shall have three (3) days to agree and provide notice in writing to purchase all or part of those remaining shares pursuant to the terms of the Final Stakeholder Proposal. In the event that thereafter, BCD and Hogg have not agreed to collectively purchase the entirety of the Sabre Offered Stock, Sabre shall provide notice to the Corporation thereof and the Corporation shall have fifteen (15) days to agree and provide notice in writing to purchase such remaining shares pursuant to the terms of the Final Stakeholder Proposal. The transfer of the Sabre Offered Stock to BCD, Hogg and the Corporation hereunder shall be free and clear of any liens, claims and encumbrances (other than the terms of this Agreement) pursuant to such documentation as BCD, Hogg and the Corporation, as applicable, shall reasonably require.

1.3.2 In the event Sabre does not accept the joint or individual proposals from BCD and/or Hogg, Sabre shall notify BCD and Hogg in writing within fifteen (15) days after receipt of such proposals that their final price and terms have been rejected. In the event such proposal(s) are rejected, Sabre agrees to give written notice to the Corporation thereof (the “Rejection Notice”) and shall negotiate with the Corporation in good faith the price and corresponding terms of the purchase by the Corporation of the Sabre Offered Stock. The Corporation shall provide Sabre with a proposal as to the final price and terms of such purchase (the “Final Corporation Proposal”) by the fifteenth (15) day after the Sabre Rejection Notice (the

“Sabre Third Party Date”). In the event Sabre accepts the Final Corporation Proposal, the transfer of the Sabre Offered Stock to the Corporation hereunder shall be free and clear of any liens, claims and encumbrances (other than the terms of this Agreement) pursuant to such documentation as the Corporation shall reasonably require. In the event Sabre does not accept the Final Corporation Proposal, Sabre shall notify the Corporation in writing within a reasonable time that its final price and terms have been rejected.

1.3.3 In the event Sabre rejects any and all proposals by BCD, Hogg and the Corporation as to the final price and terms for the purchase of the Sabre Offered Stock, Sabre may sell the Sabre Offered Stock to a third party or parties (the “Sabre Third Party Sale”); provided, however, that any Sabre Third Party Sale must be evidenced by a letter of intent which must be signed within six (6) months of the Sabre Third Party Date and the contemplated transaction must be completed within one (1) year of the Sabre Third Party Date. The Sabre Third Party Sale shall be for a price not less than 95% of the highest proposal as to the final price and terms offered by BCD and/or Hogg and the Corporation. In addition, the transfer of the Sabre Offered Stock to the third party or parties may only be made as long as (i) the Disposition does not have an adverse regulatory or legal effect on the Corporation or any subsidiary or related entity, and (ii) each transferee agrees in writing to be bound by the terms of this Agreement, provided, however, such transferee will not have the rights granted to Sabre in Articles 1, 4, 2, 3, 4, 6, 1 and 7.

1.3.4 If the consideration offered by the third party or parties in the Sabre Third Party Sale involves property other than cash, for purposes of Section 1.3.3, such property shall be deemed to be cash in an amount equal to the Equivalent Value of the property. Sabre and the Corporation shall initially negotiate with each other to agree upon the Equivalent Value within thirty (30) days of the date of the letter of intent for such Sabre Third Party Sale. In the event that Sabre and the Corporation cannot reach an agreement on the Equivalent Value within such 30 day period, the Equivalent Value will be determined by two appraisers, one chosen and paid for by Sabre and one chosen and paid for by the Corporation. If the two appraisal values (the “Appraisal”) differ by 10% or less (such percentage difference to be computed by subtracting the lesser of the Appraisals from the greater of the Appraisals and dividing that difference by the greater of the Appraisals), then the Equivalent Value of the property shall equal the average of the two Appraisals. In the event that the Appraisals vary by more than 10%, a third appraiser shall be chosen by the initial two appraisers to conduct an independent appraisal of the property, and on the basis of that independent appraisal, the third appraiser shall, in the exercise of its own professional judgment, determine which of the two Appraisals is the most commercially reasonably, and that Appraisal shall be the Equivalent Value. The costs of such third Appraisal shall be borne by the Corporation.

1.4 First Offer by BCD.

1.4.1 In the event that BCD desires to sell any or all of its portion of its common stock of the Corporation (the “BCD Offered Stock”), unless a Disposition is permitted pursuant to Section 1.2.1, 1.2.4, 1.2.5 or 1.2.6, BCD agrees to first give written notice to Hogg and, subject to the last sentence of this Section 1.4.1, to Sabre (the “BCD First Offer Notice”) of its intent to sell the BCD Offered Stock and to negotiate with Hogg and Sabre, if applicable, in good faith the price and corresponding terms of the pro rata purchase by Hogg and Sabre, if applicable, of the BCD Offered Stock. Sabre and Hogg shall either jointly or individually provide BCD with a proposal as to the final price and terms of such purchase by the forty-fifth (45) day after the BCD First Offer Notice (the “BCD Third Party Date”). In the event BCD accepts a proposal from Sabre and/or Hogg (such accepted proposal shall be the “Final BCD Offer”), each of Sabre and Hogg shall have the right to participate pro rata in such purchase regardless of whether it was such party’s proposal that was accepted. In the event that either Sabre or Hogg does not purchase its entire pro rata portion of the BCD Offered Stock, the other of Sabre or Hogg shall be notified thereof and shall have three (3) days to agree and provide notice in writing to purchase all or part of those remaining shares pursuant to the terms of the Final BCD Offer. In the event that BCD does not accept Hogg’s and/or Sabre’s final proposed price and corresponding terms, BCD shall notify Hogg and Sabre in writing within fifteen (15) days after receipt of such proposals that their final price and terms have been rejected. Notwithstanding the foregoing, or anything to the contrary set forth in this Section 1.4, Sabre shall only be entitled to receive the BCD First Offer Notice and make a proposal under this Section 1.4.1 if the Note is outstanding or Sabre holds, or has the ability to acquire through a convertible security (including the Warrant), an aggregate of 966,792.5 shares of the Corporation’s Common Stock (subject to stock splits and combinations).

1.4.2 In the event BCD does not accept the final proposed price and corresponding terms offered by Sabre and/or Hogg, BCD may sell the BCD Offered Stock to a third party or parties (the “BCD Third Party Sale”); provided, however, that such Third Party Sale must be evidenced by a letter of intent which must be signed within six (6) months of the BCD Third Party Date and the contemplated transaction must be completed within one (1) year of the BCD Third Party Date. The BCD Third Party Sale shall be for a price not less than 95% of the highest proposal as to the final price and terms offered by Sabre and/or Hogg. In addition, the transfer of the BCD Offered Stock to the third party or parties may only be made as long as (i) the Disposition does not have an adverse regulatory or legal effect on the Corporation or any subsidiary or related entity, and (ii) each transferee agrees in writing to be bound by the terms of this Agreement, provided, however, such transferee will not have the same rights as BCD in reference to Articles 1.3, 2, 3, 4 and 6.2 unless BCD transferred a majority interest in the Corporation to such transferee.

1.4.3 If the consideration offered by the third party or parties in the BCD Third Party Sale involves property other than cash, for purposes of Section 1.4.2, such property shall be deemed to be cash in an amount equal to the Equivalent Value of the property. Sabre, Hogg and BCD shall initially negotiate with each other to agree upon the Equivalent Value within thirty (30) days of the date of the letter of intent for such BCD Third Party Sale. In the event that Hogg, Sabre and BCD cannot reach an agreement on the Equivalent Value within such 30 day period, the Equivalent Value will be determined by two appraisers, one chosen and paid for by Sabre and Hogg collectively, and one chosen and paid for by BCD. If the two appraisal values (the “Appraisal”) differ by 10% or less (such percentage difference to be computed by subtracting the lesser of the Appraisals from the greater of the Appraisals and dividing that difference by the greater of the Appraisals), then the Equivalent Value of the property shall equal the average of the two Appraisals. In the event that the Appraisals vary by more than 10%, a third appraiser shall be chosen by the initial two appraisers to conduct an independent appraisal of the property, and on the basis of that independent appraisal, the third appraiser shall, in the exercise of its own professional judgment, determine which of the two Appraisals is the most commercially reasonably, and that Appraisal shall be the Equivalent Value. The costs of such third Appraisal shall be borne by BCD.

ARTICLE 2

MANAGEMENT AND BUSINESS PLAN

2.1 Board of Directors. The Stakeholders agree that at all times during the term of this Agreement, the affairs of the Corporation shall be managed by a Board of Directors consisting of no more than eight (8) members, at least five (5) members of which shall be appointed by BCD and, so long as the Note is outstanding or Sabre holds, or has the ability to acquire through a convertible security (including the Warrant), an aggregate of 966,792.5 shares of the Corporation’s Common Stock (subject to stock splits and combinations), one (1) member of which shall, at Sabre’s option, be appointed by Sabre. Any vacancy in office of a director, resulting from any cause, shall be filled by a candidate selected by the Stakeholder who appointed the director who previously held the vacated position. BCD shall not propose or vote for any change in the structure of the Board of Directors as set forth above without the approval of Sabre. So long as the Note is outstanding or Sabre holds, or has the ability to acquire through a convertible security (including the Warrant), an aggregate of 966,792.5 shares of the Corporation’s Common Stock (subject to stock splits and combinations), and Sabre does not elect to appoint a director, Sabre shall have the right to have a representative attend meetings of the Board of Directors. Sabre’s representative shall be provided with 10 days actual notice of any meeting of the Board of Directors along with notice of the matters to be considered at such meeting; provided, however, that in the event the Corporation in its reasonable judgment believes a meeting must be called sooner, Sabre’s representative shall be given at least forty eight (48) hours actual notice of the meeting. The Stakeholders acknowledge and agree that their representatives will be excluded from any discussions or information that may create a potential conflict with one of their competitors or shareholders of the Corporation.

2.2 Day-to-Day Management. Subject to the restrictions contained in this Agreement and the direction of the Board of Directors, the day-to-day management and operation of the Corporation shall be the responsibility of the President and other officers of the Corporation.

2.3 Business Plan. The Stakeholders agree that the Corporation, including for purposes of this Section 2.3, all subsidiaries, and its finances shall be managed in accordance with a business plan (“Business Plan”). The Corporation’s preliminary Business Plan is attached as Schedule 2.3. Each year, at least thirty (30) days before the start of the Corporation’s fiscal year, the Stakeholders shall receive an updated Business Plan.

2.4 Dividend Policy. Subject to Section 2.5, and only in the event the Note is no longer outstanding, the Corporation shall distribute all net income (as determined in accordance with generally accepted accounting principles) that is not reasonably needed by the Corporation or its subsidiaries for contingencies and capital expenditures. It is understood among the parties hereto that it is the intention that after the first anniversary of this Agreement, the Corporation shall endeavor to distribute to its shareholders 50% of its net income.

2.5 Major Actions. For as long as the Note is outstanding or Sabre holds, or has the ability to acquire through a convertible security (including the Warrant), an aggregate of 966,792.5 shares of the Corporation’s Common Stock (subject to stock splits and combinations), without the written consent of Sabre, the Corporation will not:

2.5.1 Amend, supplement, repeal, or otherwise change the articles of incorporation or bylaws of the Corporation in any manner or permit any subsidiary to amend, supplement, repeal, or otherwise change its articles of certificate of incorporation, bylaws, articles of organization, operating agreement, or other governing documents, as applicable, in any manner which would negatively impact the rights of Sabre granted pursuant to this Agreement;

2.5.2 Issue any securities of the Corporation or any Subsidiary except as permitted pursuant to the terms of Section 2.5.3 or pursuant to an IPO;

2.5.3 Establish, or allow any subsidiary to establish, any option or other equity based incentive plan for management, directors, or employees, amend the 2000 TRX Stock Incentive Plan to increase the number of shares authorized to be granted thereunder, grant, or allow any subsidiary to grant, any stock options, or other rights to purchase securities, or authorize or enter into, or allow any subsidiary to authorize or enter into, any plan, contract, or arrangement that provides any person with economic benefits directly or indirectly, in whole or in part, equivalent to equity security ownership, including but not limited to, phantom stock option, stock appreciation rights, and similar plans except for shares subject to the 2000 TRX Stock Incentive Plan;

2.5.4 Issue any equity, rights or warrants to any Sabre Restricted Party;

2.5.5 Redeem or repurchase any security of the Corporation (except for repurchase in connection with departing employees pursuant to Schedule 2.5.5) or allow any subsidiary to purchase any security of the Corporation unless pursuant to the terms of Article 1 or unless the Note is no longer outstanding and such redemption or repurchase is done on a pro rata basis with respect to all shareholders of the Corporation, provided, however, any such pro rata redemption shall equitably reduce the number of shares Sabre must own to exercise certain of its rights granted under the Agreement;

2.5.6 Make distributions or pay dividends in cash or property with respect to any security of the Corporation unless the Note is no longer outstanding and such dividend or distributions are made on a pro rata basis with respect to all shareholders of the Corporation;

2.5.7 Acquire assets or securities of any other person or entity or allow any subsidiary to acquire assets or securities of any other person or entity, except for acquisitions with an aggregate purchase consideration of less than $2,000,000 in any one transaction or more than one transaction in a financial year;

2.5.8 Enter into or allow any subsidiary to enter into any merger, consolidation, or statutory share exchange with any other entity, except with a subsidiary or, in the case of a subsidiary, the Corporation;

2.5.9 Enter into or allow any subsidiary to enter into any joint venture, alliance or other contract outside of the ordinary course of business except for joint ventures, alliances or other contracts directly related to ResAssist or a competing product(s) of Sabre or a Sabre Affiliate;

2.5.10 Sell, exchange, lease, license, or otherwise dispose or allow any subsidiary to sell, exchange, lease, license, or otherwise dispose of any material amount of assets (including intangible property) except in the ordinary course of business and except for the sale, exchange, lease, license or other disposition in an arms length transaction of ResAssist (subject to Section 7.3) or a competing product(s) of Sabre or a Sabre Affiliate;

2.5.11 Incur any single expense or capital expenditure of an amount in excess of $100,000 unless such expenditure is provided for in the Business Plan;

2.5.12 Borrow, or allow any subsidiary to borrow, money in excess of $500,000 unless such arrangement is set forth in the Business Plan and except for a working capital line of up to $5,000,000 which may be secured only by the Corporation’s and its subsidiaries accounts receivable pursuant to the terms of the Note and except for capital lease obligations;

2.5.13 Use the proceeds from the Note in a manner inconsistent with Schedule 2.4.13 attached hereto;

2.5.14 Materially amend the Business Plan;

2.5.15 Enter into any agreement, commitment or plan regarding liquidation, winding up or dissolution;

2.5.16 Approve a capital or operating budget or Business Plan, provided that Sabre will not unreasonably withhold its consent to such budget or Business Plan;

2.5.16 Make or allow any subsidiary to make any loan or advance to any employee of the Corporation except (i) advances for reasonable travel and other normal business expenses in connection with the business, (ii) the acceptance of promissory notes approved in advance by the Board of Directors given for the purchase of the Corporation’s capital stock, and (iii) loans not in excess of $10,000 to officers and employees approved in advance by the Board of Directors;

2.5.17 Enter into or allow any subsidiary to enter into a material agreement, license, release, transaction, or other arrangement with any Related Party (other than a subsidiary), provided that Sabre will not unreasonably withhold its consent to such agreement, license, lease, transaction, or other arrangement in which the terms are equivalent to those in an arms length transaction; or

2.5.18 Authorize, ratify, or enter into any agreement to undertake any of the matters specified in items (2.5.1) through (2.5.17), above.

The Corporation shall address all requests for approval of any of the above listed actions to the Chief Executive Officer of Sabre at 3150 Sabre Drive, Southlake TX 76092-2129 facsimile

#682-605-7722, or his successor indicated in writing by Sabre (the “Sabre Representative”). The decision regarding such request shall be delivered by the Sabre Representative to the Corporation within ten (10) business days of such request.

As in this Section 2.4, “subsidiary” shall mean an entity controlled by the Corporation, directly or through one or more intermediaries.

ARTICLE 3

INITIAL PUBLIC OFFERING

3.1 Intent of Corporation. The Corporation desires to engage in an initial public offering whereby the common stock of the Corporation will be available for purchase by the public at a valuation of the Corporation at no less than $150,000,000 and with aggregate cash proceeds to the Corporation of at least $20 million (the “IPO”). In the event that the Corporation does engage in an IPO, the IPO process will be conducted in accordance with this Article 3.

3.2 Investment Banking Firm. The Corporation shall retain a nationally recognized investment banking firm to advise the Corporation in connection with the IPO and the Corporation shall confer with Sabre regarding the Corporation’s proposed choices for the underwriting group for the IPO.

3.3 Registration Statements. The Corporation agrees that it will provide to Sabre and its counsel copies of drafts of Form S-1 (the “Registration Statement”) from time to time as they are prepared. Within a reasonable time after Sabre’s receipt of any draft of the Registration Statement, any comments or objections posed by Sabre or its counsel shall be submitted to the Corporation in writing and state with specificity the material in question, the reason for objection or comment, and Sabre’s proposed alternative (“Comments”). Notwithstanding the foregoing, during the five (5) business days immediately proceeding the date scheduled for the filing of the Registration Statement, the Corporation shall provide Sabre with as much notice as possible regarding any proposed revisions to the Registration Statement and Sabre shall provide the Corporation with Comments to such proposed revisions within twelve (12) hours of the time any such documentation regarding any proposed revision is received by Sabre and its counsel.

3.4 Piggy-Back Registration Rights. If the Corporation allows the inclusion of any common stock held by a shareholder in a public offering registered under the Securities Act of 1993, the Stakeholders shall be entitled to include their shares of common stock in such offering on a pro rata basis, provided that the aggregate amount to be included shall be at the discretion of the Corporation and the managing underwriter. In order to participate in the offering, each Stakeholder must provide such information and execute such agreements and other documents as may be required of selling shareholders in the offering by the Corporation and the managing underwriter.

ARTICLE 4

ADDITIONAL CAPITAL

4.1 Generally. Capital needs of the Corporation shall be funded by available funds from operations of the Corporation. Subject to Section 2.4, in the event the funds from operations are insufficient to fund the capital needs of the Corporation, the Corporation shall seek to obtain additional capital from third-party lending sources, including banks, on reasonably acceptable terms. Subject to Section 2.4, if the Corporation is unable to satisfy its capital requirements after making a good faith effort to secure such funding from third-party lending sources, then the Corporation may issue debt or equity securities of the Corporation (the “Issued Securities”). The Stakeholders acknowledge and agree that issuances of shares pursuant to the 2000 Stock Incentive Plan shall not be considered Issued Securities.

4.2 Stakeholders Purchase Right. In the event the Corporation plans to issue the Issued Securities pursuant to Section 4.1, BCD shall, and, so long as the Note is outstanding or Sabre holds, or has the ability to acquire through a convertible security (including the Warrant), an aggregate of 966,792.5 shares of the Corporation’s Common Stock (subject to stock splits and combinations), Sabre shall have the right to buy the Issued Securities, pro rata per each other and Hogg. The Corporation shall notify BCD and, if applicable, Sabre of the type, amount, and price of the Issued Securities. BCD shall and, if applicable, Sabre shall have thirty (30) days within which to elect to purchase all or part of its pro rata portion of the Issued Securities. In the event BCD, Sabre (if applicable) and/or Hogg does not purchase its entire pro rata portion of the Issued Securities, the other of them shall be notified thereof and shall have three (3) days to agree to purchase all or part of those remaining shares but only on the price and terms offered to BCD, Sabre (if applicable) and Hogg. Any Issued Securities not purchased by BCD, Sabre and Hogg may be sold to third-party purchasers within one hundred twenty (120) days. Any Issued Securities not so purchased by a third party within such period shall again become subject to the procedures of this Article.

ARTICLE 5

INFORMATION

The Corporation shall deliver the following information and, provide the following rights to Sabre:

5.1 Audited Annual Financial Statements. As soon as practicable and, in any case, within ninety (90) days after the end of each fiscal year, audited financial statements of the Corporation, consisting of a consolidated balance sheet of the Corporation as of the end of such fiscal year and consolidated statements of operations, statements of Stakeholders’ equity, as applicable, and statements of cash flows of the Corporation for such fiscal year, setting forth in each case, in comparative form, the figures for the preceding fiscal year, all in reasonable detail and fairly presented in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods reflected therein, and accompanied by an opinion thereon of independent certified public accountants.

5.2 First Quarter Financial Statements. Within forty-five (45) days after the end of the first calendar quarter, copies of the unaudited consolidated balance sheet of the Corporation as at the end of such calendar quarter and the related unaudited consolidated statements of operations and cash flows for such calendar quarter and the portion of the calendar year through such calendar quarter, setting forth in comparative form the figures for the corresponding periods of (a) the previous calendar year and (b) the budget for the current year, prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein.

5.3 Monthly Unaudited Financial Statements. As soon as available, but in any event within twenty (20) days after the end of each calendar month, copies of the unaudited consolidated balance sheet of the Corporation as at the end of such calendar month and the related unaudited consolidated statements of operations and cash flows for such calendar month and the portion of the calendar year through such calendar month, in each case setting forth in comparative form the figures for the corresponding periods of (a) the previous calendar year and (b) the budget for the current year, prepared in reasonable detail and in accordance with GAAP applied consistently throughout the periods reflected therein.

5.4 Management’s Analysis. All the financial statements delivered pursuant to Sections 5.1, 5.2 and 5.3 shall be accompanied by an informal narrative description of material business and financial trends and developments and significant transactions that have occurred in the appropriate period or periods covered thereby which description shall be consistent with past practices.

5.5 Inspection. The Corporation shall, and shall cause each subsidiary to, permit Sabre, by its representatives, agents, or attorneys (provided that such entity or person executes an appropriate confidentiality agreement):

5.5.1 to examine all books of account, records, and other papers of the Corporation or such subsidiary reasonably requested by Sabre, except for information which is confidential or proprietary;

5.5.2 to make copies and take extracts from any thereof, except for information which is confidential or proprietary;

5.5.3 to discuss the affairs, finances, and accounts of the Corporation or such subsidiary with the Corporation’s or such subsidiary’s officers and independent certified public accountants (and by this provision the Corporation hereby authorizes said accountants to discuss with any Sabre and its representatives, agents or attorneys the finances and accounts of the Corporation or such subsidiary); and

5.5.4 to visit and inspect, at reasonable times and on reasonable notice during normal business hours, the properties of the Corporation and such subsidiary.

Notwithstanding any provision herein to the contrary, the provisions of this Section 5.5 are in addition to any rights of the Sabre under the Georgia Business Corporation Code and shall in no way limit such rights.

5.6 Other Information. The Corporation shall deliver the following to Sabre:

5.6.1 Promptly after the submission thereof to the Corporation, copies of any detailed reports (including the auditors’ comment letter to management, if any such letter is prepared) submitted to the Corporation by its independent auditors in connection with each annual or interim audit of the accounts of the Corporation made by such accountants;

5.6.2 With reasonable promptness, a notice of any default by the Corporation or a subsidiary under any material agreement to which it is a party;

5.6.3 Promptly (but in any event within ten (10) days) after the filing of any document or material with the SEC, a copy of such document or materials; and

5.6.4 Promptly upon request therefor, such other data, filings and information Sabre may from time to time reasonably request.

Notwithstanding anything in this Agreement to the contrary, the Corporation shall not be required to disclose to the Stakeholders any Confidential Information or Trade Secrets of the Corporation’s or its subsidiaries’ clients.

5.7 Confidentiality. During the term of this Agreement and for a period of twenty four months thereafter, the Stakeholders will, and will cause its Representatives to, maintain in confidence all Confidential Information received from the Corporation. The Stakeholders shall be responsible for any breach of this Agreement by any of their respective Representatives. Notwithstanding the foregoing, the Stakeholders each agree that each will not, at any time, use, reveal or divulge any Trade Secrets of the Corporation. In the event that a Stakeholder is requested in any judicial or administrative proceeding to disclose any Confidential Information, the Stakeholder will give the Corporation prompt written notice of such request so that the Corporation may seek an appropriate protective order. If, in the absence of a protective order (or other protective remedy), the Stakeholder is compelled to disclose Confidential Information, the Stakeholder may disclose such information without liability hereunder; provided, however, (i) that the Stakeholder give the Corporation written notice of information to be disclosed as far in advance of its disclosure as is practicable and, upon request and at the expense of the Corporation, use commercially reasonable efforts to obtain assurances that confidential treatment will be accorded to such information; (ii) only that portion of the Confidential Information which is legally required to be disclosed will be disclosed; and (iii) the Stakeholder may make such disclosure only if it has received the advice of counsel that, under the circumstances then existing, making such disclosure is necessary or advisable under applicable law.

ARTICLE 6

TAG-ALONG RIGHT

6.1 Tag-Along Rights. If after complying with Section 1.4 BCD intends to sell all or part of its shares of common stock to any person or entity, BCD shall not sell all or part of its shares of common stock to any person or entity without first complying with the provisions of this Section. In the event a proposed transferee offers (the “BCD Offer”) to buy a number of shares from BCD (the “Total Purchase Shares”), BCD shall not transfer all or part of its shares of common stock unless the proposed transferee offers (the “Sabre Offer”) to acquire from Sabre, on the same terms and conditions as were offered to BCD, that number of shares of common stock determined by multiplying (A) the percentage of the total number of shares of common stock outstanding owned by Sabre by (B) the Total Purchase Shares. In no event shall the total number of shares sold to the proposed transferee pursuant to the BCD Offer and Sabre Offer exceed the Total Purchase Shares. In the event of any proposed sale, BCD shall give a written notice (“Transfer Notice”) to Sabre. BCD shall attach to the Transfer Notice the offer of the proposed transferee to Sabre to purchase shares of Sabre in accordance with the terms of this Agreement. Sabre shall have twenty (20) days after delivery of the Transfer Notice to accept the offer of the proposed transferee. If Sabre accepts the offer of the proposed transferee, it shall give BCD and the proposed transferee written notice thereof within such twenty-day period, and the closing, if any, of the purchase of BCD’s shares and Sabre’s shares shall be made contemporaneously by the proposed transferee.

6.2 Come-Along Rights. If after complying with Section 1.4 and subject to the last sentence of this Section 6.2, BCD intends to sell all or part of its shares of common stock to any person or entity, BCD has the right to require Sabre to transfer to the proposed transferee, on the same terms and conditions as were offered to BCD, that number of shares of common stock determined by multiplying (A) the percentage of the total number of shares of common stock outstanding owned by Sabre by (B) the number of shares of common stock the proposed transferee has agreed to purchase from BCD. In the event BCD desires to exercise its rights under this Section 6.2, BCD shall notify Sabre of such intent in a written notice (“Come-Along Notice”). BCD shall attach to the Come-Along Notice the offer of the proposed transferee to Sabre to purchase shares of Sabre in accordance with the terms of this Agreement. Sabre shall give BCD and the proposed transferee written notice of its acceptance of the offer of the proposed transferee within twenty (20) days after delivery of the Come-Along Notice. The closing of the purchase of BCD’s shares and Sabre’s shares shall be made contemporaneously by the proposed transferee. Sabre shall not be required to comply with this Section 6.2 during the first twenty-four months after the Effective Date unless the purchase price for such shares is greater than $11.03 subject to equitable adjustment upon any subdivision, stock split, contribution or similar transaction or antidilution adjustment.

ARTICLE 7

OTHER AGREEMENTS

7.1 Voting of Shares. The Stakeholders shall vote their shares of the Corporation’s common stock, if any, and take such other actions as may be necessary to cause the Corporation to comply with all provisions of this Agreement.

7.2 First Offer by Hogg. The Corporation shall amend the Shareholders Agreement by and between the Corporation, BCD and Hogg dated November 5, 1999, as amended, in order to grant BCD, Sabre and the Corporation a right of first offer on the securities of the Corporation owned by Hogg on the same terms and conditions as set forth in Section 1.3 and as necessary to give effect to the provisions of this Agreement.

7.3 ResAssist Sale.

7.3.1 In the event that the Corporation desires to sell, or if the Corporation has transferred the ResAssist Business to an Affiliate which desires to sell, the ResAssist Business or any part thereof (the “ResAssist Offered Assets”), the Corporation or such Affiliate shall, so long as the Note is outstanding or Sabre holds, or has the ability to acquire through a convertible security (including the Warrant), an aggregate of 966,792.5 shares of the Corporation’s Common Stock (subject to stock splits and combinations), to give notice to Sabre (the “ResAssist Notice”) of the Corporation’s or Affiliate’s intent to sell the ResAssist Offered Assets and to negotiate with Sabre in good faith the price and corresponding terms of the purchase by Sabre of the ResAssist Offered Assets. Sabre shall provide the Corporation or the Affiliate with a proposal as to the final price and terms of such purchase (the “Final ResAssist Proposal”) by the forty-fifth (45) day after the ResAssist Notice (the “ResAssist Third Party Date”). Such Final ResAssist Proposal shall include Sabre’s estimate as to the price for the Hogg/BCD Licenses (such price shall be the “Estimated ResAssist Price”). The difference between the Final ResAssist Proposal less the Estimated ResAssist Price shall be the “Baseline Proposal”. Notwithstanding the foregoing, the Corporation may transfer the ResAssist Offered Assets to an Affiliate without complying with the provisions of this Section 7.3.1; provided, however, that any such transfer shall be void unless such Affiliate agrees in writing to be bound by the provisions of this Section 7.3.

7.3.2 In the event that the Corporation or Affiliate does accept the Final ResAssist Offer, prior to closing such sale, the Corporation or Affiliate shall be entitled to license the ResAssist Business or any part thereof to Hogg or its Affiliates and BCD or its Affiliates on terms that are equivalent to those in an arms length transaction (the “Hogg/BCD Licenses”). The terms for such Hogg/BCD Licenses may include, but are not limited to, the right (a) to source code; (b) to modify; (c) to create derivative works; (d) to sell, assign, or sublicense; (e) to compete; and/or (f) for a perpetual term. In addition, the Corporation or Affiliate shall be entitled to sell the ResAssist trademark and tradename to Hogg or its Affiliates and/or BCD or its Affiliates; provided, however, that Sabre shall be given the right to use the ResAssist trademark and tradename for a period of sixty (60) days following the closing of the ResAssist Offered Assets sale to Sabre.

7.3.3 In the event that the Corporation or Affiliate does not accept the Final ResAssist Offer, the Corporation or Affiliate shall notify Sabre in writing that the Final ResAssist offer has been rejected. In such event, the Corporation or Affiliate may (i) sell the ResAssist Offered Assets to a third party or parties without licensing the Hogg/BCD Licenses for a price not less than the Final ResAssist Proposal; or (ii) sell the ResAssist Offered Assets to a third party or parties while licensing the Hogg/BCD Licenses for a price not less than the Baseline Proposal (each of (i) and (ii) shall be called a “ResAssist Third Party Sale”). Any such ResAssist Third Party Sale must be evidenced by a letter of intent which must be signed within six (6) months of the ResAssist Third Party Date and the contemplated transaction must be completed within one (1) year of the ResAssist Third Party Date.

7.3.4 Sabre acknowledges and agrees that in the event any of the ResAssist Assets offered as part of the ResAssist Offered Assets are used in whole or in part by the Corporation or its Affiliates for other business activities other than the ResAssist Business, the Corporation shall have the right to restrict or limit the use of such ResAssist Assets. Any such restrictions or limitations shall also be contained in any ResAssist Third Party Sale.

7.3.5 The Corporation’s decision to sell all or part of the ResAssist Business shall be based upon the reasonable business judgment of the Corporation.

7.4 Good Faith Obligations.

7.4.1 Within six (6) months of the Effective Date, Sabre and the Corporation shall negotiate in good faith in reference to the marketing of TRX products including EnCoRRe/CoRRe, Corporate Fulfillment Services, Online Fulfillment Services, and ProfileSync to Sabre’s customers, where Sabre does not have competing products, provided, however, nothing contained herein shall obligate Sabre to enter into any agreement relating to the foregoing.

7.4.2 Within 6 months following the decision by Sabre to divest their back-office products (TravelBase, TSN, ADS), Sabre and the Corporation shall negotiate in good faith for the sale of such products to the Corporation, provided, however, nothing contained herein shall obligate Sabre to enter into any agreement relating to the foregoing.

7.4.3 Sabre and the Corporation shall negotiate in good faith in reference to the development of agency related software, where Sabre elects to outsource such development, provided, however, nothing contained herein shall obligate Sabre to enter into any agreement relating to the foregoing.

7.4.4 Notwithstanding anything to the contrary in this Agreement, Sabre agrees that it shall not exercise any of its rights pursuant to this Agreement to directly impede, impair or interfere with in any manner the Corporation’s operations, developments and funding of ResAssist and competing products of Sabre or a Sabre Affiliate provided that such operations, developments and funding of ResAssist and such products are consistent with past practices or in the ordinary course of business.

ARTICLE 8

LEGEND ON STOCK

8.1 Form of Legend. All certificates representing shares of the Corporation’s common stock held by the Stakeholders shall bear the following restrictive legend:

THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE HELD SUBJECT TO, AND TRANSFER OR PLEDGE OF SUCH SHARES IS RESTRICTED BY, THE TERMS OF A RIGHTS AGREEMENT BY AND BETWEEN SABRE. INC., BCD TECHNOLOGY S.A., AND TRX, INC. DATED NOVEMBER             , 2001, AS MAY BE AMENDED, A COPY OF WHICH IS ON FILE AT THE OFFICE OF THE CORPORATION. NO TRANSFER OR PLEDGE OF ANY SHARE REPRESENTED BY THIS CERTIFICATE SHALL BE VALID UNLESS MADE IN ACCORDANCE WITH THE TERMS OF THE AGREEMENT.

8.2 Additional Legend. The Secretary shall endorse each certificate with any additional legend (or legends) as he or she shall deem necessary, upon the opinion of counsel to the Corporation, to comply with any applicable laws and regulations. In the event that any additional legend (or legends) are required, each Stakeholder shall surrender to the Corporation all of its certificates representing shares of common stock. After such endorsement, each of the certificates so surrendered shall be returned to the Stakeholder owning such certificate. Thereafter, all certificates representing shares of common stock of the Corporation shall bear an identical endorsement. A copy of this Agreement shall be filed with the Secretary of the Corporation.

ARTICLE 9

TERMINATION AND AMENDMENT

9.1 Termination. This Agreement shall terminate:

9.1.1 If all outstanding shares of common stock of the Corporation are owned by any one (1) Stakeholder; or

9.1.2 If the Corporation is adjudicated a bankrupt, the Corporation executes an assignment for benefit of creditors, a receiver is appointed for the Corporation, or the Corporation voluntarily or involuntarily dissolves;

9.1.3 If all Stakeholders agree to terminate this Agreement;

9.1.4 Upon the completion of the IPO.

Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall terminate twenty (20) years from the date hereof unless this Agreement is renewed within such twenty-year period. Amendments to this Agreement shall be deemed renewals of this Agreement unless the contrary is stated in the amendment.

9.2 Amendment. This Agreement may not be amended, waived or terminated orally, and no amendment, termination or attempted waiver shall be valid unless in writing and signed by all of the Stakeholders. Additional parties may be added to this Agreement in accordance with the terms hereof by execution of a counterpart of this Agreement which shall be attached hereto and incorporated herein by this reference.

ARTICLE 10

REMEDIES

10.1 Remedies. During the term of this Agreement, the shares of common stock shall not be readily marketable, and, for that reason and other reasons, the parties will be irreparably damaged if this Agreement is not specifically enforced. In this regard, the parties declare that it is impossible to measure in money the damages that will accrue to a person having rights under this Agreement by reason of a failure of another to perform any obligation under this Agreement. Therefore, this Agreement, including without limitation the provisions of Article 1, shall be enforceable by specific performance or other equitable remedy cumulative with and not exclusive of any other remedy. If any person shall institute any action or proceeding to enforce the provisions of this Agreement, any person subject to this Agreement against whom such action or proceeding is brought hereby waives the claim or defense that the person instituting the action or proceeding has an adequate remedy at law, and no person shall in any action or proceeding put forward the claims or defense that an adequate remedy at law exists. Should any dispute concerning the transfer of shares of common stock arise under this Agreement, an injunction may be issued restraining the transfer of such shares pending the determination of such dispute.

ARTICLE 11

DISPUTE RESOLUTION

11.1 Negotiations and Mediation. Should there be any ambiguity, contradiction or inconsistency in this Agreement, or should any disagreement or dispute arise in the course of or subsequent to implementation of this Agreement, the Stakeholders shall, as a condition precedent to the use of any dispute resolution method listed below, meet within ten (10) days of written request by either party and negotiate in good faith to settle the matter. Each Stakeholder shall make available such persons and documents as maybe reasonably requested by the other Stakeholder in order to facilitate such negotiations. If such negotiations are unsuccessful in settling the disagreement or dispute, the parties agree to attempt to settle their differences by non-binding mediation to be held in Atlanta, Georgia and administered by the American Arbitration Association under its Commercial Mediation Rules.

11.2 Note Repayment and Stock Buy-Back. In the event that Sabre exercises its right of approval pursuant to Article 2.5 and in doing so takes a position contrary to the decision of the Board of Directors of the Corporation (a “Section 11.2 Event”) then the Corporation, or its designee, may (a) if the Note is outstanding, repay any remaining principal and accrued but unpaid interest under the Note and such repayment of principal shall be equal to 1.25 times the remaining principal under the Note; (b) if the Note has been converted into securities, such securities shall be redeemed at the greater of Fair Market Value or 1.25 times the price of such securities in the aggregate; (c) if the Warrants have not been exercised in whole, such unexercised Warrants shall be purchased for an amount equal to the Fair Market Value of such unexercised Warrants; and (d) if the Warrants have been exercised in whole or in part into securities, such securities shall be purchased for an amount equal to the Fair Market Value of such securities.

11.3 Fair Market Value. Sabre and the Corporation shall initially negotiate with each other to agree upon the Fair Market Value of the Corporation’s equity within thirty (30) days of the Section 11.2 Event. In the event that Sabre and the Corporation cannot reach an agreement on the Fair Market Value within such thirty-day period, the Fair Market Value will first be determined by an appraiser, chosen and paid for by the Corporation. If Sabre does not agree with such appraised value, the Fair Market Value will then be determined by an appraiser chosen and paid for by Sabre. If the two appraisal values (the “Fair Market Value Appraisal”) differ by 10% or less (such percentage difference to be computed by subtracting the lesser of the Fair Market Value Appraisals from the greater of the Fair Market Value Appraisals and dividing that difference by the greater of the Fair Market Value Appraisals), then the Fair Market Value of the property shall equal the average of the two Fair Market Value Appraisals. In the event that the Fair Market Value Appraisals vary by more than 10%, a third appraiser paid for by the Corporation shall be chosen by the initial two appraisers to conduct an independent appraisal of the property, and on the basis of that independent appraisal, the third appraiser shall, in the exercise of his own professional judgment, determine which of the two Fair Market Value Appraisals is the most commercially reasonably, and that Fair Market Value Appraisal shall be the Fair Market Value. The Fair Market Value of the unexercised Warrants shall be determined in accordance with Schedule 11.3.

ARTICLE 12

DEFINITIONS

12.1 “Affiliate” shall have the meanings set forth in Rule 405 under the Securities Act of 1933.

12.2 “Associate” shall have the meanings set forth in Rule 405 under the Securities Act of 1933.

12.3 “Baseline Proposal” shall have the meaning set forth in Section 7.3.1.

12.4 “BCD Final Offer” shall have the meaning set forth in Section 1.4.1.

12.5 “BCD First Offer Notice” shall have the meaning set forth in Section 1.4.1.

12.6 “BCD Offer” shall have the meaning set forth in Section 6.1.

12.7 “BCD Offered Stock” shall have the meaning set forth in Section 1.4.1.

12.8 “BCD Third Party Date” shall have the meaning set forth in Section 1.4.1.

12.9 “BCD Third Party Sale” shall have the meaning set forth in Section 1.4.2.

12.10 “Board of Directors” shall mean the board of directors of the Corporation.

12.11 “Business Plan” shall have the meaning set forth in Section 2.3.

12.12 “Come Along Notice” shall have the meaning set forth in Section 6.2.

12.13 “Comments” shall have the meaning set forth in Section 3.3.

12.14 “Confidential Information” of the Corporation shall mean all oral and written information concerning the Corporation or its subsidiaries and the Corporation’s or its subsidiaries’ operations, including, but not limited to, any confidential information of the Corporation’s clients or its subsidiaries’ clients, information regarding marketing, sales, pricing, manufacturing, processing, costs, formulas, procedures and technologies, whether or not fully developed, patented or patentable, including but not limited to “Trade Secrets”, which is or has been, prior to the date hereof, provided to the Stakeholders or any of their respective officers, employees, agents or representatives (its “Representatives”) by the Corporation, the Corporation’s officers, employees, agents or representatives (its “Representatives”) or a third party at the direction of the Corporation, or which has been developed, compiled or prepared by the Corporation. It is understood that the following shall not be included in the definition of Confidential Information: (a) information that is now in the public domain or subsequently enters the public domain other than as the result of an unauthorized disclosure by the party receiving the information or any of its Representatives, (b) information that the receiving party can show was known by the receiving party and was legitimately in its possession, without any obligation to keep such information confidential, prior to disclosure by the disclosing party, (c) information that the receiving party obtains from any third party having legitimate possession of such information and who is not under any obligation to keep such information confidential and (d) information that was developed without use of or reference to the Corporation’s Confidential Information or Trade Secrets.

12.15 “Corporation Notice of Acceptance” shall have the meaning set forth in Section 1.3.3.

12.16 “Corporation Notice of the Offer” shall have the meaning set forth in Section 1.3.3.

12.17 “Disposition” shall mean any transfer, whether outright or as security, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any securities of the Corporation.

12.18 “Effective Date” shall have the meaning set forth in the first paragraph of this Agreement.

12.19 “Equivalent Value” shall have the meaning set forth in Section 1.3.4 and 1.4.3.

12.20 “Estimated ResAssist Price” shall have the meaning set forth in Section 7.3.1.

12.21 “Fair Market Value” shall have the meaning set forth in Section 11.3.

12.22 “Fair Market Value Appraisal” shall have the meaning set forth in Section 11.3.

12.23 “Final Corporation Proposal” shall have the meaning set forth in Section 1.3.2.

12.24 “Final ResAssist Proposal” shall have the meaning set forth in Section 7.3.1.

12.25 “Final Stakeholder Proposal” shall have the meaning set forth in Section 1.3.1.

12.26 “GAAP” shall have the meaning set forth in Section 5.1.

12.27 “Hogg” shall mean Hogg Robinson Holdings BV.

12.28 “Hogg/BCD Licenses” shall have the meaning set forth in Section 7.3.2.

12.29 “IPO” shall have the meaning set forth in Section 3.1.

12.30 “Issued Securities” shall have the meaning set forth in Section 4.1.

12.31 “Permitted Disposition” shall have the meaning set forth in Section 1.2.

12.32 “Pro Rata” shall mean the ratio based upon the issued and outstanding shares of common stock of the Corporation held by the applicable parties.

12.33 “Registration Statement” shall have the meaning set forth in Section 3.3.

12.34 “Rejection Notice” shall have the meaning set forth in Section 1.3.2.

12.35 “Related Party” shall mean any Affiliate of BCD and any associate of any such Affiliate.

12.36 “ResAssist Assets” shall mean all intellectual property rights, software, hardware, supplier contracts, customer contracts, customer lists, employment contracts, financial records, licenses and all other intangible and tangible property necessary or appropriate to enable a purchaser to continue to operate the ResAssist Business, including but not limited to, all such assets and rights required to perform the obligations under customer contracts.

12.37 “ResAssist Business” shall mean the Corporation’s business of providing technology or technology services in the area of fully-automated online travel information and reservation systems which allow travelers to complete their own travel itineraries pursuant to certain pre-programmed parameters and shall include the ResAssist Assets.

12.38 “ResAssist Notice” shall have the meaning set forth in Section 7.3.1.

12.39 “ResAssist Third Party Date” shall have the meaning set forth in Section 7.3.1.

12.40 “ResAssist Third Party Sale” shall have the meaning set forth in Section 7.3.3.

12.41 “Sabre First Offer Notice” shall have the meaning set forth in Section 1.3.1.

12.42 “Sabre Offer” shall have the meaning set forth in Section 6.1.

12.43 “Sabre Offered Stock” shall have the meaning set forth in Section 1.3.1.

12.44 “Sabre Restricted Party” shall mean each of USA Networks, Inc., Cendant Corporation, Amadeus Global Travel Distribution SA, Worldspan L.P., Expedia, Inc., Orbitz, LLC, Priceline.com Incorporated, Hotel Reservations Network, Inc., Pegasus Solutions, Inc.

12.45 “Sabre Third Party Date” shall have the meaning set forth in Section 1.3.2.

12.46 “Sabre Third Party Sale” shall have the meaning set forth in Section 1.3.3.

12.47 “Section 11.2 Event” shall have the meaning set forth in Section 11.2.

12.48 “Total Purchase Shares” shall have the meaning set forth in Section 6.1.

12.49 “Trade Secrets” shall mean information including, but not limited to, technical or non-technical data, a formula pattern, compilation, program, device, method, technique, drawing, process, financial data, or lists of actual or potential customers or suppliers which (i) derives economic value, actual or potential, from not being generally known to other persons who can derive economic value from its disclosure or use; and (ii) is the subject of efforts that are reasonable under the circumstances to maintain its secrecy or confidentiality.

12.50 “Transfer Notice” shall have the meaning set forth in Section 6.1.

ARTICLE 13

MISCELLANEOUS

13.1 Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Georgia, without regard to laws regarding conflict of laws. In the event any legal proceeding is brought to enforce or interpret the provisions of this Agreement, the parties hereby agree to submit to the exclusive jurisdiction of the federal, district or state court located in Fulton County, Georgia, which shall be the venue for all such proceedings.

13.2 Entire Agreement. This Agreement contains the entire understanding among the parties and supersedes any prior understanding and agreements between them representing the subject matter hereof. There are no representations, agreements, arrangements or understandings, oral or written, between and among the parties hereto relating to the subject matter hereof which are not fully expressed herein.

13.3 Headings. Section and other headings contained in this Agreement are for reference purposes only and are in no way intended to describe, interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof.

13.4 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original and all of which shall constitute one agreement, and the signatures of any party or any counterpart shall be deemed to be a signature to, and may be appended to, any other counterpart.

13.5 Further Acts. Each party agrees to perform any further acts and to execute and deliver any instruments or documents that may be necessary or reasonably deemed advisable to carry out the purposes of this Agreement.

13.6 Gender. Where the context so requires, the masculine gender shall be construed to include the female, a corporation, a trust, or other entity, and the singular shall be construed to include the plural and the plural the singular.

13.7 Severability. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated.

13.8 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Stakeholders, their respective heirs, successors, successors-in-title, legal representatives and lawful assigns. No party shall have the right to assign this Agreement, or any interest under this Agreement, without the prior written consent of the other parties.

13.9 Notices. All notices or other communications hereunder shall be in writing and shall be effective (a) when personally delivered by courier (including overnight carriers) or otherwise to the party to be given such notice or other communication or (b) on the third business day following the date deposited in the United States mail if such notice or other communication is sent by certified or registered mail with return receipt requested and postage thereon fully prepaid. The addresses for such notices shall be as follows:

If to the Corporation:

TRX, Inc.

6 W. Druid Hills Drive

Atlanta, Georgia 30329

Attention: Chief Financial Officer

with a copy to:

Jeffrey K. Haidet, Esquire

Long Aldridge & Norman LLP

303 Peachtree Street

Suite 5300

Atlanta, Georgia 30308

If to Sabre:

Sabre Investments, Inc.

c/o Sabre, Inc.

3150 Sabre Drive

Southlake, Texas 76092-2129

attn:	James E. Murphy, Treasurer
James F. Brashear, Corporate Secretary

with a copy to:

W. Thomas Carter, Esquire

Alston & Bird

1201 West Peachtree Street

Atlanta, Georgia 30309

If to BCD:

BCD Technology SA

27, Avenue Monterey

L-2163 Luxembourg

with a copy to:

BCD Holdings

Utrechtseweg 67

3704 HB Zeist

The Netherlands

Attn: G. L. Boel

with a copy to:

BCD Technology SA

c/o WorldTravel BTI

1055 Lenox Park Boulevard

4th Floor

Atlanta, Georgia 30319

Attention: Chief Executive Officer

If to Hogg:

Hogg Robinson Holdings BV

Abbey House

282 Farnborough Road

Farnborough, Hampshire GU14 7NJ

c/o Hogg Robinson plc

Attention: Chief Executive Officer

Any party hereto or Hogg, by notice to the other parties hereunder and Hogg, may change its address for receipt of notices hereunder.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written.

TRX, INC.:

By:	/s/ Norwood H. Davis
Name:	Norwood H. Davis
Title:	President & CEO

BCD TECHNOLOGY S.A.:

By:	/s/ Gerard Birchen
Name:	Gerard Birchen
Title:	Director

By:	/s/ Edward Bruin
Name:	Edward Bruin
Title:	Director

[SIGNATURES APPEAR ON FOLLOWING PAGE]

SABRE INVESTMENTS INC.

By:	/s/ James E. Murphy
Name:	James E. Murphy
Title:	Treasurer